Banzai International, Inc.

435 Ericksen Ave, Suite 250

Bainbridge Island, Washington 98110

February 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:	Banzai International, Inc.
Request to Withdraw Post-Effective Amendment to Form S-8 (File No. 333-278218)

Dear Sir or Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Banzai International, Inc. (the “Company”), hereby requests withdrawal of its Post-Effective Amendment No. 3 to Registration Statement on Form S-8 (File No. 333-278218), filed on February 11, 2026, together with all exhibits and amendments thereto (the “Document”), as the Document was filed in error as a Post Effective Amendment, but should be filed as a new registration statement on Form S-8, which is being filed on this same date.

Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal of the Document be issued by the Commission.

Should you have any questions regarding this request for withdrawal, please contact our counsel Louis Taubman of Hunter Taubman Fischer & Li LLC at 917-512-0827.

Very truly yours,

Banzai International, Inc.

By:	/s/ Joe Davy
Name:	Joe Davy
Title:	Chief Executive Officer

cc:	Louis Taubman, Hunter Taubman Fischer & Li LLC